Exhibit 10.2

LARRY W. SEAY
SECOND AMENDED AND RESTATED
EMPLOYMENT AGREEMENT
(Effective as of January 1, 2007)

This Employment Agreement (“Agreement”) is entered into on January 10, 2007 by and between Meritage Homes Corporation, a Maryland corporation (“Company”) and Larry W. Seay, an individual (“Executive”) effective as of January 1, 2007 (“Effective Date”).

RECITALS

WHEREAS, the Executive is currently employed by the Company as its Chief Financial Officer, Executive Vice President and Secretary of the Company;

WHEREAS, Company and the Executive previously entered into an amended and restated employment agreement defining the terms and conditions of Executive’s employment with the Company, dated as of July 1, 2003, as subsequently amended (“Original Agreement”);

WHEREAS, the Original Agreement provided Executive with a certain benefits, including a right to benefits under the Company’s Supplemental Executive Retirement Benefits Program (“SERBP”);

WHEREAS, the Company and Executive believe that is in the best interest of each to make certain other changes to Executive’s terms and conditions of his employment with the Company, including the Executive waiving any rights to any benefits under the SERBP; and

WHEREAS, the Company desires to continue to obtain the services of Executive, and Executive desires to provide services to the Company, in accordance with the terms, conditions and provisions of this Agreement.

NOW THEREFORE, in consideration of the covenants and mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in reliance upon the representations, covenants and mutual agreements contained herein, the Company and Executive agree to amend and restate the Original Agreement as follows:

1.                    Employment.  Subject to the terms and conditions of this Agreement, the Company agrees to employ Executive as Executive Vice President and Chief Financial Officer of the Company, and Executive agrees to diligently perform the duties associated with such positions.  Executive will report directly to the Chairman and Chief Executive Officer.  Executive will devote substantially all of his business time, attention and energies to the business of the Company and will comply with the charters, policies and guidelines established by the Company from time to time applicable to its senior management executives.

2.                    Term.  Executive will be employed under this Agreement until December 31, 2008, unless Executive’s employment is terminated earlier pursuant to Section 6.  Thereafter, the Agreement will automatically renew for additional periods of one year (“Renewal Term(s)”), unless on or before September 15, 2007 (or September 15 of any Renewal Term), either Executive or the

Company notifies the other in writing that it wishes to terminate employment under this Agreement at the end of the term then in effect.

3.                    Base Salary.  The Company will pay Executive a base salary (“Base Salary”) at the annual rate of $450,000 per year.  The Board may adjust Executive’s Base Salary from time to time, provided that the Base Salary may not be reduced without Executive’s consent.  The Base Salary will be payable in accordance with the payroll practices of the Company in effect from time to time.

4.                    Incentive Compensation.

A.                  Bonus.  Executive may, as determined in the discretion of the Compensation Committee of the Board (“Committee”), be entitled to annual incentive compensation based on the achievement of certain goals and performance criteria established pursuant to the Company’s 2006 Executive Management Incentive Plan as specified in Exhibit A hereto (“Bonus”).  The Committee has the complete discretion to act reasonably to reduce the amount of the annual incentive compensation established pursuant to Exhibit A (including to zero) (the “Actual Bonus”) and any such Actual Bonus, if any, will be due and payable in accordance with Exhibit A.

B.                   Long-Term Incentives.  During 2007, the Committee shall grant the Executive an option to acquire 36,667 shares of the Company’s stock under the Company’s 2006 Stock Incentive Plan (“2006 Plan”).  The option will have an exercise price equal to the closing stock price on the date of grant, shall have a seven-year term, and shall vest ratably over five years from the date of grant.  The option will also be subject to the terms and conditions set forth in the 2006 Plan and the Company’s form of option agreement.  In addition, the Committee shall grant the Executive 7,333 shares of the Company’s stock under the 2006 Plan, which shares shall be subject to transfer restrictions which shall lapse in equal increments over the three-year period beginning on the first anniversary of the date of grant.  The restricted stock grant will also be subject to the terms and conditions set forth in the 2006 Plan and in the Company’s form of restricted stock award agreement.  For periods beginning after 2007, Executive may receive awards under the 2006 Plan (or any successor plan) in such amount (if any) and form and subject to such terms and conditions as determined in the Board’s sole and absolute discretion.  The awards granted shall also be subject to the accelerated vesting and other provisions set forth in the Second Amended and Restated Change in Control Agreement between Executive and the Company, effective as of January 1, 2007 (“CIC Agreement”).

5.                    Executive Benefits.  During the term of this Agreement, Executive will be entitled to reimbursement of reasonable and customary business expenses.  The Company will provide to Executive a $1,200 per month automobile allowance, such fringe benefits and other Executive benefits as are regularly provided by the Company to its management (e.g., health and life insurance, paid vacation, etc.); provided, however, that nothing herein shall preclude the Company from amending or terminating any employee or general executive benefit plans or programs.  The Company shall provide Executive with $3,000,000 of term life insurance (subject to the Executive’s insurability), to which the Company will pay up to $20,000 of annual premium payments towards the purchase of such life insurance.  By signing this Agreement, Executive hereby knowingly and voluntarily waives his right to any payment under the SERBP.

6.                    Termination.

A.                  Voluntary Resignation by Executive without Good Reason.  If Executive voluntarily terminates his employment with the Company without Good Reason, then (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination; (ii) no Bonus shall be payable for the fiscal year in which the termination occurs; and (iii) the Company shall reimburse Executive for COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law.

B.                   Voluntary Resignation by Executive with Good Reason.  If Executive voluntarily terminates his employment with the Company with Good Reason, then (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination; (ii) no Bonus shall be payable for the fiscal year in which the termination occurs; (iii) the Company shall reimburse Executive for COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; (iv) at the Company’s option, the Executive shall render reasonable consulting services to the Company during the 12-month period following termination of employment as may be requested from time to time by the Chairman of the Committee; and (v) the Company will pay Executive an amount equal to the sum of (A) one times Executive’s Base Salary on the Date of Termination of employment, and (B) one times the average of the Actual Bonus compensation Executive earned in the two years prior to his termination of employment; provided, however that the total amount set forth in this Section 6(b)(v) shall not exceed $3 million.  Unless otherwise provided in this Agreement, this amount shall be paid over the one year period following Executive’s termination of employment (“Severance Period”).

C.                   Termination without Cause by the Company.  If the Company terminates Executive without Cause, then (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination; (ii) no Bonus shall be payable for the fiscal year in which the termination occurs, except if the Company terminates Executive’s employment without Cause during the last three months of the Company’s fiscal year, Executive will be paid a pro rata bonus based upon the Company’s performance for the fiscal year, payable at the time set forth in Exhibit A; (iii) the Company shall reimburse Executive for COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; (iv) any options granted after the Effective Date will become fully vested and exercisable and all restrictions on awards will lapse; (v) at the Company’s option, the Executive shall render reasonable consulting services to the Company during the 12-month period following termination of employment as may be requested from time to time by the Chairman of the Committee; and (vi) the Company will pay Executive an amount equal to the sum of sum of (A) one times Executive’s Base Salary on the Date of Termination of employment, and (B) the average of the Actual Bonus compensation Executive earned in the two years prior to his termination of employment; provided, however that the amount set forth in this Section 6(c)(vi) shall not exceed $3 million.  Unless otherwise provided in this Agreement, this amount shall be paid over Severance Period.

D.                  Termination for Cause by the Company.  If the Company terminates Executive’s employment for Cause, then, (i) the Company will be obligated to pay Executive’s Base Salary through the Date of Termination; and (ii) no Bonus shall be payable for the fiscal year in which the termination occurs.  Upon a termination for Cause by the Company, the provisions of Section 7 (Restrictive Covenant) shall automatically become applicable for the six-month period set forth therein, without any further payment due Executive.  Executive acknowledges and agrees that the compensation herein is adequate consideration for such covenants.

E.                   Termination upon Death or Disability.  If Executive’s employment is terminated as a result of Executive’s death or Disability, then the Company will be obligated to pay (i) Executive’s then current Base Salary through the Date of Termination, (ii) a pro rated amount of Executive’s Actual Bonus for the year, payable at the time set forth in Exhibit A, (iii) Executive’s COBRA premiums for the period that the Company is required to offer COBRA coverage as a matter of law; and (iv) any options granted after the Effective Date will become fully vested and exercisable and all restrictions on awards will lapse and, to the extent permitted under the plan’s governing documents, Executive (or Executive’s beneficiary(ies)) shall have a period of one year from the Date of Termination of employment to exercise such options.  If Executive dies or becomes Disabled during any period that the Company is obliged to make payments under Section 6(b) or (c), the Company shall make a lump sum payment to Executive (or his estate) of any unpaid amount within thirty (30) days of such death or Disability.

F.                   Definitions.  For purposes of this Agreement:

(1)                 “Cause” and “Good Reason” shall have the meanings ascribed to them in the CIC Agreement, provided, that Good Reason also exists under this Agreement if (A) the Company fails to cause any successor to immediately assume the terms of this Agreement, and (B) the Company materially breaches its obligations under this Agreement and such breach is not cured within a reasonable period of time not to exceed 30 days after written notice from the Executive;

(2)                 “Date of Termination” shall mean (i) if this Agreement is terminated as a result of Executive’s death, the date of Executive’s death, (ii) if this Agreement is terminated by Executive, the date on which he notifies the Company in writing (but following the Company’s opportunity to cure as provided in the CIC Agreement), (iii) if this Agreement is terminated by the Company for Disability, the date a notice of termination is given, (iv) if this Agreement is terminated by the Company for Cause, the date a final determination is provided to Executive by the Company (following the procedures set forth in the CIC Agreement), or (v) if this Agreement is terminated by the Company without Cause, the date notice of termination is given to Executive by the Company; and

(3)                 “Disability” shall mean if, by reason of any medically determinable physical or metal impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, Executive is receiving income replacement benefits for a period of not less than six months under an accident and health plan established by the Company for its employees.

G.                   Procedures for Notices of Termination.  The procedures set forth in Section 8 (a), (b) and (d) of the CIC Agreement shall apply under this Agreement in connection with a notice of termination as to the kind of termination events described in those subsections.

H.                  Compliance with Section 409A of the Internal Revenue Code.  Any payment under this Section 6 shall be subject to the provisions of this Section 7(h) (except for a payment pursuant to Section 6(e)).  If Executive is a “Specified Employee” of the Company for purposes of

Internal Revenue Code Section 409A (“Code Section 409A”) at the time of a payment event set forth in Sections 6 (b) or (c), then no severance or other payments pursuant to Section 6 shall be made to Executive by the Company until the amount of time has passed that is necessary to avoid incurring excise taxes under Code Section 409A.  Should this paragraph 6(h) result in a delay of payments to Executive, on the first day any such payments may be made without incurring a penalty pursuant to Section 409A (the “409A Payment Date”), the Company shall begin to make such payments as described in this paragraph 6, provided that any amounts that would have been payable earlier but for the application of this paragraph 6(h), shall be paid in lump-sum on the 409A Payment Date along with accrued interest at the rate of interest announced by Bank of America, Arizona from time to time as its prime rate from the date that payments to you should have been made under this Agreement.  The balance of such severance payments shall be payable in accordance with regular payroll timing and the COBRA premiums shall be reimbursed monthly.  For purposes of this provision, the term Specified Employee shall have the meaning set forth in Section 409A(2)(B)(i) of the Internal Revenue Code of 1986, as amended or any successor provision and the treasury regulations and rulings issued hereunder.

7.                    Restrictive Covenant.

A.                  Executive hereby covenants and agrees that for a period of six months from the Date of Termination, Executive will not engage, directly or indirectly, either as a principal, partner, joint venturer, consultant or independent contractor, agent, or proprietor or in any other manner participate in the ownership, management, operation, or control of any person, firm, partnership, limited liability company, corporation, or other entity which engages in the business of providing any products or services, including, without limitation, homebuilding products or services, which are competitive with those products or services offered or sold by Company or its subsidiaries within any jurisdiction in which Company or its subsidiaries does or proposes to do business.  But nothing in this Agreement shall prohibit Executive from engaging in land banking or lot or land development.

B.                   Executive hereby covenants and agrees that for a period of one year from the Date of Termination, Executive will not:

(1)                 Directly or indirectly hire or solicit for employment for any other business entity other than the Company (whether as an employee, consultant, independent contractor, or otherwise) any person who is, or within the six month period preceding the date of such activity was, an employee, independent contractor or the like of the Company or any of its subsidiaries, unless Company gives its written consent to such employment or offer of employment.

(2)                 Call on or directly or indirectly solicit or divert or take away from Company or any of its subsidiaries (including, without limitation, by divulging to any competitor or potential competitor or company or its subsidiaries) any person, firm, corporation, or other entity who was a customer or prospective customer of the Company during Executive’s term of employment.

C.                   The covenants set forth in this Section 7 shall begin as of the date hereof and will survive the Executive’s termination of employment under Section 6.

8.                    Non-Disclosure of Confidential Information.

A.                  It is understood that in the course of Executive’s employment with Company, Executive will become acquainted with Company Confidential Information (as defined below).  Executive recognizes that Company Confidential Information has been developed or acquired at great expense, is proprietary to the Company, and is and shall remain the exclusive property of the Company.  Accordingly, Executive agrees that he will not, disclose to others, copy, make any use of, or remove from Company’s premises any Company Confidential Information, except as Executive’s duties may specifically require, without the express written consent of the Company, during Executive’s employment with the Company and thereafter until such time as Company Confidential Information becomes generally known, or readily ascertainable by proper means by persons unrelated to the Company.

B.                   Upon any termination of employment, Executive shall promptly deliver to the Company the originals and all copies of any and all materials, documents, notes, manuals, or lists containing or embodying Company Confidential Information, or relating directly or indirectly to the business of the Company, in the possession or control of Executive.

C.                   Executive hereby agrees that the period of time provided for in this Section 8 and other provisions and restrictions set forth herein are reasonable and necessary to protect the Company and its successors and assigns in the use and employment of the goodwill of the business conducted by Executive.  Executive further agrees that damages cannot compensate the Company in the event of a violation of this Section 8 and that, if such violation should occur, injunctive relief shall be essential for the protection of the Company and its successors and assigns.  Accordingly, Executive hereby covenants and agrees that, in the event any of the provisions of this Section 8 shall be violated or breached, the Company shall be entitled to obtain injunctive relief against the party or parties violating such covenants, without bond but upon due notice, in addition to such further or other relief as may be available at equity or law.  Obtainment of such an injunction by the Company shall not be considered an election of remedies or a waiver of any right to assert any other remedies which the Company has at law or in equity.  No waiver of any breach or violation hereof shall be implied from forbearance or failure by the Company to take action thereof.  The prevailing party in any litigation, arbitration or similar dispute resolution proceeding to enforce this provision will recover any and all reasonable costs and expenses, including attorneys’ fees.

D.                  “Company Confidential Information” shall mean confidential, proprietary information or trade secrets of Company and its subsidiaries and affiliates including without limitation the following:  (1) customer lists and customer information as compiled by Company; (2) Company’s internal practices and procedures; (3) Company’s financial condition and financial results of operation; (4) supply of materials information, including sources and costs, designs, information on land and lot inventories, and current and prospective projects; (5) strategic planning, manufacturing, engineering, purchasing, finance, marketing, promotion, distribution, and selling activities; (6) all other information which Executive has a reasonable basis to consider confidential or which is treated by Company as confidential; and (7) all information having independent economic value to Company that is not generally known to, and not readily ascertainable by proper means by, persons who can obtain economic value from its disclosure or use.  Notwithstanding the foregoing provisions, the following shall not be considered “Company Confidential Information”: (i) the general skills of the Executive as an experienced real estate and homebuilding senior management level employee; (ii) information generally known by senior management executives within the homebuilding and/or land development industry; (iii) persons, entities, contacts or relationships of Executive that are also generally known in the industry; and (iv) information which becomes available on a non-confidential basis from a source other than Executive which source is not prohibited from disclosing such confidential information by legal, contractual or other obligation.

9.                    Cooperation; No Disparagement.  During the one-year period following the Executive’s Date of Termination, Executive agrees to provide reasonable assistance to the Company (including assistance with litigation matters), upon the Company’s request, concerning the Executive’s previous employment responsibilities and functions with the Company.  Additionally, at all times after the Executive’s employment with the Company has terminated, Company and Executive agree to refrain from making any disparaging or derogatory remarks, statements and/or publications regarding the other, its employees or its services.

10.                 Severability.  If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any applicable law, then such provision will be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification will make the provision legal, valid and enforceable, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

11.                 Assignment by Company.  Nothing in this Agreement shall preclude the Company from consolidating or merging into or with, or transferring all or substantially all of its assets to, another corporation or entity that assumes this Agreement and all obligations and undertakings hereunder.  Upon such consolidation, merger or transfer of assets and assumption, the term “Company” as used herein shall mean such other corporation or entity, as appropriate, and this Agreement shall continue in full force and effect.

12.                 Entire Agreement.  This Agreement, the CIC Agreement, and any agreements concerning stock options or other benefits, embody the complete agreement of the parties hereto with respect to the subject matter hereof and supersede any prior written, or prior or contemporaneous oral, understandings or agreements between the parties that may have related in any way to the subject matter hereof.  This Agreement may be amended only in writing executed by the Company and Executive.  Notwithstanding the foregoing, nothing in this Agreement is intended to affect any previous agreements pertaining to the grant of options to the Executive prior to the Effective Date, including without limitation, provisions in Executive’s prior Change of Control Agreement, providing for acceleration upon a change of control.

13.                 Governing Law.  This Agreement and all questions relating to its validity, interpretation, performance and enforcement, shall be governed by and construed in accordance with the internal laws, and not the law of conflicts, of the State of Arizona.

14.                 Notice.  Any notice required or permitted under this Agreement must be in writing and will be deemed to have been given when delivered personally or by overnight courier service or three days after being sent by mail, postage prepaid, at the address indicated below or to such changed address as such person may subsequently give such notice of:

if to Parent or Company:	Meritage Homes Corporation
17851 N. 85th Street, Suite 300
Scottsdale, Arizona 85255
Attention: Chief Executive Officer

with a copy to:	Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren Street
Phoenix, Arizona 85004-2202
Phone: (602) 382-6252
Fax: (602) 382-6070
Attn: Steven D. Pidgeon, Esq.

if to Executive:	Larry W. Seay
802 W. El Caminito Dr.
Phoenix, Arizona 85021
Phone: (602) 943-3128

with a copy to:	Gallagher & Kennedy, P.A.
2575 E. Camelback Road, Suite 1100
Phoenix, Arizona 85016-9225
Phone: (602) 530-8407
Fax: (602) 530-8500
Attn: Jay A. Zweig, Esq.

15.                 Arbitration.  Any dispute, controversy, or claim, whether contractual or non-contractual, between the parties hereto arising directly or indirectly out of or connected with this Agreement, relating to the breach or alleged breach of any representation, warranty, agreement, or covenant under this Agreement, unless mutually settled by the parties hereto, shall be resolved by binding arbitration in accordance with the Employment Arbitration Rules of the American Arbitration Association (the “AAA”).  The parties agree that before the proceeding to arbitration that they will mediate their disputes before the AAA by a mediator approved by the AAA.  Any arbitration shall be conducted by arbitrators approved by the AAA and mutually acceptable to Company and Executive.  All such disputes, controversies, or claims shall be conducted by a single arbitrator, unless the dispute involves more than $50,000 in the aggregate in which case the arbitration shall be conducted by a panel of three arbitrators.  If the parties hereto are unable to agree on the mediator or the arbitrator(s), then the AAA shall select the arbitrator(s).  The resolution of the dispute by the arbitrator(s) shall be final, binding, nonappealable, and fully enforceable by a court of competent jurisdiction under the Federal Arbitration Act.  The arbitrator(s) shall award damages to the prevailing party.  The arbitration award shall be in writing and shall include a statement of the reasons for the award.  The arbitration shall be held in the Phoenix/Scottsdale metropolitan area.  The Company shall pay all AAA, mediation, and arbitrator’s fees and costs.  The arbitrator(s) shall award reasonable attorneys’ fees and costs to the prevailing party.

16.                 Withholding; Release; No Duplication of Benefits.  All of Executive’s compensation under this Agreement will be subject to deduction and withholding authorized or required by applicable law.  The Company’s obligation to make any post-termination payments hereunder (other than salary payments and expense reimbursements through a date of termination), shall be subject to receipt by the Company from Executive of a mutually agreeable release, and compliance by Executive with the covenants set forth in Sections 7 and 8 hereof.  If there is any conflict between the provisions of the CIC Agreement and this Agreement, such conflict shall be resolved so as to provide the greater benefit to Executive.  However, in order to avoid duplication of any monetary benefits, any payments or benefits due under Executive’s CIC Agreement or under any employee severance plan to the extent such a plan exists or is subsequently implemented by the Company, will be reduced by any payments or benefits provided hereunder.  Any payment required under the CIC Agreement to be paid in a lump sum, as set forth in the CIC Agreement, shall be so paid, and the remainder, if any, due under this Agreement will be paid in equal monthly installments over the Severance Period.

17.                 Effect of Restatement of Financial Results.  Notwithstanding anything in this Agreement to the contrary, to the extent any financial results are misstated as a result of Executive’s willful misconduct or gross negligence, and as a result such financial results are subsequently restated downward resulting in lower levels of bonuses pursuant to Section 4 and the accompanying Exhibit A, offsets shall be made against future bonuses.  If such future bonuses are insufficient to offset the full difference between awarded bonuses and restated bonuses and/or if such restatement occurs at the end of the Agreement Term and subsequent Renewal Term(s), if any, bonuses previously earned and delivered under this Agreement may be clawed-back.

18.                 Successors and Assigns.  This Agreement is solely for the benefit of the parties and their respective successors, assigns, heirs and legatees.  Nothing herein shall be construed to provide any right to any other entity or individual.

19.                 Related Party Transactions.  Executive may not engage in any related party transactions with the Company unless approved in the specific instance by the Audit Committee of the Board.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first above written.

MERITAGE HOMES CORPORATION, a Maryland corporation

By:	/s/ Ray Oppel
Name:	Ray Oppel
Title:	Exec. Compensation Committee Chairman

EXECUTIVE: LARRY W. SEAY

/s/ Larry W. Seay

EXHIBIT A

INCENTIVE COMPENSATION SCHEDULE

CFO Bonus Compensation

Part I – Bonus

2007 and any Renewal Term

For 2007 (and any Renewal Term), Executive may, in the Board’s reasonable discretion, be entitled to a maximum bonus equal to .20% of the EBITDA if Company’s ROA is in the top 1/2 of public homebuilders having revenues of $500 million or more per year, and an additional .20% of EBITDA if the Company’s ROE is in the top 1/2 of these public homebuilders. If either measurement falls within the 33% to 49% percentile, the bonus shall be .13% of EBITDA for the applicable measurement. If either measurement falls below the 33% threshold, then there will not be any formula bonus paid with respect to such measurement. This bonus is established pursuant to, and its terms and conditions shall be subject to, the Company’s 2006 Executive Management Incentive Plan. For bonuses to be considered for 2008 and subsequent years, the Board and Executive agree to discuss the bonus formula on or before September 30, 2007, and in each subsequent year.

Part II – Payment

Any bonus shall be paid in the form and time as determined by the Board in its reasonable discretion, provided that the bonus shall be paid in cash no later than the later of (i) March 15 of the year following the calendar year to which the payment relates, or (ii) the date that is two and one-half months following the end of the Company’s fiscal year to which the payment relates.

A-1